SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 18/19

Copel Distribuição’s Grid Market grown up 1.4% in the second quarter

This report analyzes the performance of Copel’s electricity market between April and June 2019 and is compared against the same period in 2018.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 1.4% in terms of energy consumption in 2Q19, as illustrated in the following table.

The result is mainly due to 9.6% increase in free market in 2Q19, resulting from the improved industrial production in the state of Paraná - growth by 2.0% and 27.8% in April and May, respectively. The most intense growth of industrial activity in May 2019 was influenced by the low base of comparison, given that in May 2018, industrial activity in Paraná fell by 12.1%, mainly due to the impact of the truckers' strike. The sectors that contributed most to the increase in energy consumption were food manufacturing, chemical products and (iii) manufacture of motor vehicles, trailers and semi-trailers.

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,836 GWh in 2Q19, a reduction of 2.7%. This result was mainly influenced by the decrease in consumption in the four main consumer segments (residential, industrial, commercial and rural).

The following table illustrates captive market behavior according to customer segment.

Notice to the Market – 18/19

The residential segment consumed 1,797 GWh between April and June 2019, a reduction of 1.7% due to the decrease in average monthly consumption (157 kWh/month in 2Q19 against 163 kWh/month in 2Q18). This decrease in consumption is a result of the milder temperatures compared to the same period of 2018, in line with the economic scenario that still maintains a high level of unemployment and household indebtedness, further on to the high residential consumption comparison base in 2Q18, which, on the occasion, recorded the highest consumption of the second quarter in the last 5 years, with a variation of 6.9%.

In the second quarter of 2019 this segment accounted for 37.2% of captive market consumption, totaling 3,791,809 consumers at the end of June 2019.

The industrial segment recorded a 9.1% drop in 2Q19, totaling 676 GWh, mainly reflecting the migration of customers to the free market, which represent an average consumption of approximately 84 GWh in the quarter. At the end of June 2019, the industrial segment accounted for 14.0% of the captive market consumption, totaling 72.621 consumers.

The commercial segment consumed 1,147 GWh in the second quarter of 2019, a 2.8% decrease. This performance was mainly influenced by the migration of customers to the free market and the reduction of 15.0% and 16.5% in energy consumption of activities (i) wholesale trade and (ii) storage and auxiliary transport activities, respectively, and were partially offset by the positive result in consumption for retail trade activities, with growth of 1.4% in the comparison of quarters. At the end of June 2019, this segment represented 23.7% of captive market consumption, with 402,570 consumers.

The rural segment recorded a 2.0% reduction in energy consumption in 2Q19, totaling 578 GWh. At the end of June 2019, this segment accounted for 11.9% of captive market consumption, with a total of 351,698 consumers.

Notice to the Market – 18/19

Other segments (government, public lighting, public services and own consumption) totaled 638 GWh consumed between April and June 2019, growth by 1.6%. Together, these segments account for 13.2% of the captive market consumption, with 58,114 consumers at the end of 2Q19.

Copel’s Consolidated Market

Electricity Supply

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 2.3% between April and June 2019.

The breakdown of energy sales by consumption segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização totaled 11,995 GWh in the second quarter of 2019, an increase of 10.3%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – 18/19

Number of Customers / Agreements				Energy Sold (GWh)					
	Jun-19	Jun-18	Var. %		2Q19	2Q18	Var. %	1H19	1H18	Var. %
Copel DIS										
Captive Market	4,676,812	4,600,505	1.7	0	4,836	4,970	(2.7)	10,081.0	9,979	1.0
Concessionaries and Licensees	3	3	-	0	65	72	(10.1)	129.0	163	(20.9)
CCEE (Assigments MCSD EN)	-	-	-	0	283	389	(27.2)	447	640	(30)
CCEE (MVE)	-	-	-	0	82	-	-	82	-	-
CCEE (MCP)	-	-	-		433	193	124.7	813.7	297	174.0
Total Copel DIS	**4,676,815**	**4,600,508**	**1.7**		**5,699**	**5,624**	**1.3**	**11,552.7**	**11,079**	**4.3**
Copel GeT										
CCEAR (Copel DIS)	3	1	200		31	20	55.0	61.8	43	44.0
CCEAR (other concessionaries)	101	37	173.0		541	204	165.2	1,087.5	413	163.4
Free Customers	50	52	(3.8)		1,029	951	8.2	2,003.2	1,860	7.7
Bilateral Agreements (Copel Comercialização)	17	7	142.9		1,237	739	67.4	2,350.6	1,362	72.6
Bilateral Agreements [1]	38	50	(24.0)		918	1,426	(35.6)	1,727.8	2,739	(36.9)
CCEE (MCP) [2]	-	-	-		-	94	(100.0)	629.0	845	(25.6)
Total Copel GeT	**209**	**147**	**42.2**		**3,756**	**3,434**	**9.4**	**7,859.9**	**7,262**	**8.2**
Wind Farms Complex										
CCEAR (other concessionaries)	334	112	198.2		328	209	56.9	653.0	416	57.0
CER	10	3	233.3		229	89	157.3	455.0	177	157.1
Total Wind Farm Complex	**344**	**115**	**199.1**		**557**	**298**	**86.9**	**1,108.0**	**593**	**86.8**
Copel Comercialização										
Free Customers	321	272	18.0		665	464	43.3	1,281.3	944	35.7
Bilateral Agreements	117	176	-33.5		1,293	1,045	23.8	2,590.7	1,869	38.7
CCEE (MCP) [2]	-	-	-		25	9	182.5	25.4	9	182.5
Total Copel Comercialização	**438**	**448**	**- 2.2**		**1,983**	**1,518**	**30.6**	**3,897.5**	**2,822**	**38.1**
Total Copel Consolidated	**4,677,806**	**4,601,218**	**1.7**		**11,995**	**10,874**	**10.3**	**24,418.1**	**21,756**	**12.2**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Curitiba, July 22, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 22, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.